FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 23, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarterly Information - ITR

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

September 30, 2015

with Independent Auditor’s Review Report

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

Quarterly Information

September 30, 2015

Contents

Independent Auditor's Review Report on the Quarterly Information	1
Message from Management	3

Quarterly Information reviewed

Balance sheets	4
Statements of income	6
Statements of comprehensive income	7
Statements of changes in equity	8
Statements of cash flows	9
Statements of value added	10
Notes to the quarterly information	11

A free translation from Portuguese into English of Independent Auditor’s Review Report on Individual and Consolidated Quarterly Information Form – ITR prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board (IASB)

Independent Auditor’s Review Report on the quarterly information

The Shareholders, Board of Directors and Officers

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Companhia”) contained in the Quarterly Information Form - ITR for the quarter ended September 30, 2015, which comprise the balance sheets as at September 30, 2015 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including a summary of significant accounting practices and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement  Interim Financial Reporting (“CPC 21 (R1)”), and in accordance with international standard Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board – IASB, as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Commission (CVM) applicable to the preparation of Quarterly Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of Quarterly Information Form - ITR, consistently with the rules issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated Statements of Value Added for the three-month period ended September 30, 2015, prepared under the responsibility of Company management, the presentation of which in the interim information is required by the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information Form - ITR, and as supplemental information under the IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, November 04, 2015.

ERNST & YOUNG

Auditores Independentes S.S.

CRC - 2SP-015199/O-6

Marcos Alexandre S. Pupo	Bruno Mattar Galvão
Accountant CRC-1SP221749/O-0	Accountant CRC-1SP-267770/O-6

Message from Management

Last September, we reported the Company’s best ever result for the year ended June 30, 2015, a cause for celebration and the crowning moment of the combination of agricultural operations, property management and austerity.

However, we have to be aware that, while farm sales generate exceptional results, it also leads to operational fluctuations. In other words, may generate in the short-term a reduction in planted area and average yields. But we have to accept this aspect with tranquility, given that it is an integral part of our business model.

In the 2015/16 harvest year, we intend to plant 64,300 hectares in the Brazilian farms and in Cresca, in Paraguay. We have increased our sugarcane area by leasing 4,263 hectares, 3,400 of which already planted and currently being harvested, allowing rapid cash generation for the Company. We also plan to transform around 6,000 hectares, 4,000 of which in Brazil and 2,000 in Paraguay.

We closed the first quarter of the 2015/16 harvest year (1Q16) with Net Income of R$44.5 million, Adjusted EBITDA of R$10.4 million and Net Revenue of R$67.2 million, reflecting the quarterly sale of 561,800 tons of agricultural products (soybean, corn and sugarcane) and a financial result of R$63.5 million.

On October 28, a meeting of the Company’s shareholders approved the payment of dividends of R$1.3977 per share and elected the members of the Board of Directors and Fiscal Council.

We are passing through an extremely delicate period in Brazil’s economy and we are consequently taking all possible precautions in regard to the conduct of our business. But we are in a favorable position with our strengthened cash to undertake major investments. More than ever, this moment of crisis will bring great opportunities, leading the Company to a position of even greater prominence in Brazil’s agricultural sector.

A free translation from Portuguese into English of the Quarterly Information Form – ITR prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board (IASB)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

September 30, 2015

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
Assets	Note	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Current assets
Cash and cash equivalents	5.1	73,511	13,392	124,334	75,620
Marketable securities	5.2	192,781	87,197	154,596	273,258
Trade accounts receivable	7	23,365	26,446	50,762	46,028
Inventories	8	16,147	25,745	28,237	32,225
Biological assets	9	3,818	1,540	6,283	1,624
Recoverable taxes		4,745	5,027	5,582	5,412
Derivative financial instruments	6	4,563	804	52,288	13,498
Transactions with related parties	24	5,861	169,906	941	856
Other assets		579	416	562	316
		325,370	330,473	423,585	448,837
Noncurrent assets
Biological assets	9	17,966	29,245	17,966	29,245
Restricted marketable securities	5.2	-	-	1,527	1,468
Recoverable taxes		22,459	20,712	27,668	24,602
Deferred taxes	14.1	15,723	24,008	34,248	43,137
Derivative financial instruments	6	-	408	-	408
Trade accounts receivable	7	381	394	13,718	22,802
Investment properties	10	76,353	77,656	286,301	288,347
Transactions with related parties	24	51,211	39,060	51,211	39,060
Judicial deposits	22.c	5,909	5,811	6,045	5,811
Investments	11	413,485	354,576	125,748	99,729
Property, plant and equipment		9,696	9,933	10,514	10,602
Intangible assets		3,621	3,792	3,621	3,792

		616,804	565,595	578,567	569,003

Total assets		942,174	896,068	1,002,152	1,017,840

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

September 30, 2015

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
Liabilities and equity	Note	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Current liabilities
Trade accounts payable		6,242	4,245	7,463	5,545
Loans and financing	13	5,055	31,258	15,057	50,900
Labor obligations		12,557	11,016	12,794	11,215
Taxes payable		5,086	1,526	11,602	23,377
Dividend payable	24	40,358	40,358	40,358	40,358
D Derivative financial instruments	6	6,641	3,537	8,675	5,655
Payables for acquisitions	12	20,203	19,817	20,203	48,840
Transactions with related parties	24	6,707	6,081	610	480
Advances from customers		3,383	6,296	3,423	8,147
Other liabilities		-	-	6,477	4,504
		106,232	124,134	126,662	199,021
Noncurrent liabilities
Loans and financing	13	13,126	15,642	51,208	59,179
Taxes payable		-	-	898	1,508
D Derivative financial instruments	6	-	636	-	1,670
Provision for legal claims	22.a	4,555	3,550	4,723	3,684
Other liabilities		-	-	400	672
		17,681	19,828	57,229	66,713
Total liabilities		123,913	143,962	183,891	265,734

Equity	15
Capital		584,224	584,224	584,224	584,224
Capital reserve		2,349	2,349	2,349	2,349
Treasury shares		(6,312)	(224)	(6,312)	(224)
Income reserves		89,156	89,156	89,156	89,156
Additional dividends proposed		40,333	40,333	40,333	40,333
Equity adjustment		64,034	36,268	64,034	36,268
Retained earnings		44,477	-	44,477	-
Total equity		818,261	752,106	818,261	752,106

Total liabilities and equity		942,174	896,068	1,002,152	1,017,840

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of  income

Three-month period ended September 30, 2015

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Note	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Net revenue	17	61,302	47,831	61,575	50,709
Changes in fair value of biological assets and agricultural products	9	1,942	5,214	4,884	7,774
Impairment (reversal of impairment) of net realizable value of agricultural products after harvest, net	8.1	765	(1,748)	770	(1,973)
Cost of sales	18	(54,583)	(46,397)	(54,698)	(48,556)

Gross profit		9,426	4,900	12,531	7,954

Selling expenses	18	(585)	(794)	(626)	(848)
General and administrative expenses	18	(6,858)	(6,748)	(7,091)	(7,076)
Other operating income (expenses), net		(852)	(1,126)	(85)	(1,343)
Equity pickup	11.a	8,676	(1,091)	(1,747)	(803)

Operating profit (loss)		9,807	(4,859)	2,982	(2,116)

Financial income (expenses), net
Financial income	20	65,694	18,963	80,902	30,670
Financial expenses	20	(11,860)	(11,122)	(17,398)	(25,029)

Profit before income and social contribution taxes		63,641	2,982	66,486	3,525

Income and social contribution taxes	14.2	(19,164)	(1,400)	(22,009)	(1,943)

Profit for the period		44,477	1,582	44,477	1,582

Basic earnings per share – in reais	21			0.77	0.03
Diluted earnings per share – in reais	21			0.76	0.03

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income

Three-month period ended September 30, 2015

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Note	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Profit for the period		44,477	1,582	44,477	1,582

Comprehensive income to be reclassified to statement of income for the year in subsequent periods:
Currency translation adjustment from investment in joint venture	11.a	27,766	7,359	27,766	7,359

Total comprehensive income		72,243	8,941	72,243	8,941

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of changes in equity

Three-month period ended September 30, 2015

(In thousands of reais, unless stated otherwise)

			Attributable to equity holders of the Company
			Capital reserve		Income reserves
	Note	Capital	Granted options	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Equity adjustment	Retained earnings	Total Equity
At June 30, 2015		584,224	2,349	(224)	8,491	80,665	40,333	36,268	-	752,106

Profit for the period		-	-	-	-	-	-	-	44,477	44,477
Treasury stock acquired	15	-	-	(6,088)	-	-	-	-	-	(6,088)
Currency translation adjustment from investment in joint venture	15	-	-	-	-	-	-	27,766	-	27,766

At September 30, 2015		584,224	2,349	(6,312)	8,491	80,665	40,333	64,034	44,477	818,261
			Attributable to equity holders of the Company
			Capital reserve		Income reserves
	Note	Capital	Granted options	Treasury shares	Legal reserve	Reserve for investment and expansion	Additional dividends proposed	Equity adjustment	Accumulated losses	Total Equity
At June 30, 2014		584,224	4,201	(1,934)	-	-	-	8,403	(10,988)	583,906

Profit for the period		-	-	-	-	-	-	-	1,582	1,582
Share-based payment	15	-	82	-	-	-	-	-	-	82
Currency translation adjustment from investment in joint venture	15	-	-	-	-	-	-	7,359	-	7,359

At September 30, 2014		584,224	4,283	(1,934)	-	-	-	15,762	(9,406)	592,929

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of Cash Flows

Three-month period ended September 30, 2015

 (In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Notes	09/30/2015	09/30/2014	09/30/2015	09/30/2014
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period		44,477	1,582	44,477	1,582
Adjustment to reconcile profit
Depreciation and amortization	18	5,992	6,557	5,993	6,618
Grant of stock options	19	-	82	-	82
Residual value of property, plant and equipment disposed of		3	1,021	3	1,022
Write –off of capitalized cost in investment properties	10	12	95	12	95
Equity pick-up	11.a	(8,676)	1,091	1,747	803
Unrealized loss on derivatives, net	20	(1,113)	(663)	(1,113)	(663)
Foreign exchange, monetary variation and financial charges, net	20	(52,419)	(5,617)	(19,243)	383
Adjustment to present value of receivables from sale of farms and machinery	20	40	(865)	(5,436)	1,220
Deferred income and social contribution taxes	14.2	8,285	1,400	8,889	1,535
Gains arising from changes in fair value of biological assets and agricultural products	9	(1,942)	(5,214)	(4,884)	(7,774)
Impairment (reversal of impairment) of realizable value of agricultural products, net	8.1	(765)	1,748	(770)	1,973
Allowance for doubtful accounts	18	-	(858)	-	(864)
Onerous contracts	18	-	(579)	-	(579)
Provision for legal claims	22	1,005	548	1,039	568
		(5,101)	328	30,714	6,001
Changes in working capital
Trade accounts receivable		3,077	12,061	4,446	19,136
Inventories		10,363	579	6,648	(2,290)
Biological assets		7,258	834	7,173	966
Recoverable Taxes		4,180	267	3,227	(6)
Derivative financial instruments		2,773	2,598	(33,367)	5,049
Other receivables		(143)	(108)	(359)	(195)
Trade accounts payable		1,732	1,000	1,560	50
Related parties		2,632	4,819	(330)	(9,856)
Taxes payable		(62)	-	(9,456)	-
Income taxes and social contribution payable		3,622	386	(2,929)	(846)
Labor charges		1,541	(2,572)	1,579	(2,601)
Advances from customers		(2,913)	(13,622)	(4,149)	(14,108)
Other liabilities		-	-	(1,310)	(289)
Net cash flows from operating activities		28,959	6,570	3,447	1,011
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets		(319)	(621)	(501)	(673)
Additions to investment properties	10	(292)	(8,895)	(761)	(10,644)
Redemption of (investment in) marketable securities		(70,831)	(17,345)	121,394	(10,321)
Dividends received		166,964	15,161	-	-
Increase in investments and interest		-	(13,693)	-	(13,483)
Advance for future capital increase	11.a	(27,767)	-	-	-
Cash received from sale of farms		-	-	5,505	6,398
Net cash flows from (used in) investing activities		67,755	(25,393)	125,637	(28,723)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment for purchase of farms		-	-	(27,395)	-
Proceeds from loans and financing	13	-	22,098	-	22,098
Interest paid on loans and financing	13	(1,514)	(2,145)	(4,721)	(4,422)
Repayment of loans and financing	13	(28,993)	(30,404)	(42,166)	(48,153)
Treasury stock		(6,088)	-	(6,088)	-
Net cash flows used in financing activities		(36,595)	(10,451)	(80,370)	(30,477)
Increase (decrease) in cash and cash equivalents		60,119	(29,274)	48,714	(58,189)
Cash and cash equivalents at beginning of period	5.1	13,392	39,475	75,620	86,745
Cash and cash equivalents at end of period	5.1	73,511	10,201	124,334	28,556
		60,119	(29,274)	48,714	(58,189)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Three-month period ended September 30, 2015

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Notes	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Revenues
Gross operating revenue	17	64,630	50,139	65,587	53,324
Gain (loss) on fair value of biological assets and agricultural products	9	1,942	5,214	4,884	7,774
Changes in provision for impairment of agricultural products after harvest, net	8.1	765	(1,748)	770	(1,973)
Other revenues		(853)	(599)	(85)	(794)
Allowance for doubtful accounts	18	-	(858)	-	(864)
		66,484	52,148	71,156	57,467

Inputs acquired from third parties
Cost of sales		(48,804)	(40,172)	(48,918)	(42,270)
Materials, energy, outsourced services and other		(1,805)	(2,262)	(1,874)	(2,469)
		(50,609)	(42,434)	(50,792)	(44,739)

Gross value added		15,875	9,714	20,364	12,728

Depreciation and amortization	18	(5,992)	(6,557)	(5,993)	(6,618)

Net value added produced by the entity		9,883	3,157	14,371	6,110

Value added received in transfer
Equity pickup	11	8,676	(1,091)	(1,747)	(803)
Financial income	20	65,694	18,963	80,902	30,670
		74,370	17,872	79,155	29,867

Total value added to be distributed		84,253	21,029	93,526	35,977

Distribution of value added

Personnel and charges
Direct compensation		3,853	3,245	3,853	3,245
Benefits		531	523	531	523
Severance fund (F.G.T.S).		100	87	100	87
Taxes, charges and contributions
Federal		23,901	3,502	27,752	4,294
State		1,318	705	1,323	951
Local		41	30	44	33
Financing
Financial expenses		9,794	11,122	15,208	25,029
Rentals	18	238	232	238	232
Equity remuneration
Profit for the period		44,477	1,583	44,477	1,583
		84,253	21,029	93,526	35,977

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

1.      General information

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (the "Company" or "BrasilAgro") was incorporated on September 23, 2005 and is headquartered at Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate brokerage involving any type of operations, (e) holding interest, as a member, in other companies (“simples” or “empresárias”) and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein, and (f) management of its own and third-party assets.

The Company and its subsidiaries have 9 (nine) farms in 5 (five) Brazilian states and one jointly-controlled farm in Paraguay, with total area of 255,888 hectares, including 14,263 leased hectares and 117,307 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil and/or abroad by acquiring farms and selling them  once the intended potential valuation is achieved, by means of a strategy intended to expand production, leverage production process, and diversify geographies and production.

The activities of  wholly-owned subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro"), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. The table below presents the farms:

Real Estate	Farms	Location	Total (Hectares)
Jaborandi S.A.	Jatobá	Barreiras/BA	31,606
Araucária Ltda.	Araucária	Mineiros/GO	8,124
Mogno Ltda.	Alto Taquari	Alto Taquari/MT	5,395
Cajueiro Ltda.	Chaparral	Correntina/BA	37,183
Flamboyant Ltda.	Nova Buriti	Januária/MG	24,211
Cajueiro Ltda.	Preferência	Barreiras/BA	17,799
* Cresca S.A.	Cresca S.A.	Boquerón/Paraguay	117,307
**	Partnership II (Avarandado)	Ribeiro Gonçalves/PI	10,000
**	Partnership III (Brenco Cia. Bras. de Energia Renovável)	Alto Araguaia / Alto Taquari / GO	4,263
			255,888

*Joint Venture Cresca S.A.

** Farms leased from third parties

The other information on this note disclosed in the Financial Statements for June 30, 2015, issued on September 03, 2015 did not have significant changes.

2.   Presentation and preparation of the quarterly information

2.1     Basis of preparation and presentation

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated  quarterly information after its issuance. On November 04, 2015, the Company’s Board approved the Company’s individual and consolidated quarterly information and authorized its disclosure.

The individual and consolidated quarterly information is presented in thousands of reais (“R$”), which represents the Company’s reporting and functional currency.

The individual and consolidated interim information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 (R1)– Interim Statements and  with the international accounting standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and presented consistently with the standards issued by the Brazilian Securities Commission (“CVM”).

The accounting practices, policies and the main accounting judgments on the estimates adopted in the preparation of the quarterly information, Company and Consolidated, are consistent with those adopted and disclosed in Notes 2.1 to 2.28 and Note 3 to the financial statements for the year ended June 30, 2015, which were available on September 03, 2015.

Considering the above exposed, the quarterly information should be read together with the financial statements for the year ended June 30, 2015.

2.2. New standards, amendments and interpretations of standards

On September 30, 2015, no new standards had been issued in relation to those disclosed in the annual financial statements for June 30, 2015. The Company is still assessing potential impacts from these standards on its financial statements for the year ending June 30, 2016.

At the date of preparation of the quarterly information, the following alterations on the IFRS had been issued, however they were not of mandatory application;

•         IFRS 9 Financial Instruments, issue of the final version;

•         IFRS 10 and IAS 28 Sale or Contribution on Assets between an Investor and its Associate or Joint Venture;

•         IFRS 11 Accounting for Acquisitions of Interests in Joint Operations;

•         IFRS 15 – Revenues from Contracts with Clients;

•         IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization );

•         IAS 41 – Agriculture.

3. Explanatory information included in the financial statements for June 30, 2015 not presented in this quarterly information

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

The interim information is presented in accordance with the technical pronouncements CPC 21 (R1) and IAS 34, issued by the IASB in compliance with the provisions included in the Circular Letter/CVM/SNC/SEP 003/2011 of April 28, 2011. The preparation of this interim information involves the Company’s Management judgment on the significance and on amendments which should be disclosed in explanatory notes. Accordingly, this interim information includes selected explanatory notes and does not contemplate all the explanatory notes presented in the financial statements for the year ended June 30, 2015. As permitted by the Circular Letter 03/2011, issued by CVM, the following notes and their reference to the financial statements for June 30, 2015 have not been presented in this quarterly information:

•           Recoverable taxes (Note 8);

•           Intangible assets (Note 14);

•           Property, plant and equipment (Note 15);

•           Trade payables (Note 17);

•           Taxes payable (Note 19);

•           Other operating revenue (expenses), net (Note 26).

4.   Financial risk management

The financial risk management adopted in the preparation of the quarterly information is consistent with those adopted in note 4 to the annual financial statements for June 30, 2015, disclosed on September 03, 2015. Notes 4.1, 4.2, 4.4 to 4.7 disclosed in the annual financial statements for June 30, 2015 did not present significant changes.

4.1. Analysis of risk exposure of financial assets and liabilities

a)  Foreign exchange risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in exchange rates, which reduce the nominal amount of assets or increase the amount of liabilities. This risk also arises with respect to commitments to sell products existing in inventories or agricultural products not yet harvested when sales are made at prices to be fixed at a future date, prices which vary depending on the exchange rate.

b)  Interest rate and index risk

This risk arises from the possibility of the Company incurring losses due to fluctuations in the interest rates  or indices which increase financial expenses related to certain contracts for the acquisition of farms, indexed by the IGP-M ("FGV"), an inflation index.

c)  Risks with commodities

This risk arises from the possibility of the Company incurring in losses due to fluctuations in the market prices of agricultural products.

4.2. Estimate of fair value of financial instruments

a)    Sensitivity analysis

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities prices which may generate loss on hedged assets and/or liabilities or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

       The sensitivity analysis aims at measuring the impact of changes in market variables on the abovementioned financial instruments of the Company, considering all other market indicators as constant. Upon settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

                   This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At September 30, 2015, as reference for scenarios probable, I, II, III and IV a variation in relation to the current market of 0%, -50%, -25%, +25%, +50%, respectively, was considered.

The preparation of the Probable Scenario took into consideration the market price of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

   The assumptions and scenarios are as follows:

				09/30/2015
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%
Soybean- US$ / bushel – July 2016 (CBOT)	9.04	4.52	6.78	11.30	13.56

				06/30/2015
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%
Soybean - US$ / bushel – July 2015 (CBOT)	10.56	5.28	7.92	13.20	15.84
Soybean - US$ / bushel – July 2016 (CBOT)	10.14	5.07	7.61	12.68	15.21
Corn - US$ / bushel – December 2015 (CBOT)	4.32	2.16	3.24	5.39	6.47

The table below presents, for each transaction, the effect on the change in the estimated fair value at September 30, 2015 of the derivative financial instrument as well as the effect on increase or decrease of fair value  of the related asset or liability. The effect on changes in fair value has been determined on an individual basis for each derivative financial instrument, asset or liability for each transaction and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintaining all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

									09/30/2015
Operation	Risk		Sensitivity analysis (R$)				Position Short(long)		Maturity
			Low		High
		Probable scenario	Scenario (I) – 25%	Scenario (II) - -50%	Scenario (III) + 25%	Scenario (IV) + 50%	Amount	Measurement unit
	SOYBEAN	-	25,790	12,815	(12,616)	(25,479)	(655,410)	bags of soybean	July/16
	USD	-	(54,201)	(26,934)	27,599	54,866	27,803	US$000	Nov/15 to June/16

									06/30/2015
Operation	Risk		Sensitivity analysis (R$)				Position Short(long)		Maturity
			Low		High
		Probable scenario	Scenario (I) – 25%	Scenario (II) - 50%	Scenario (III) - 25%	Scenario (IV) - 50%	Amount	Measurement unit
	SOYBEAN	-	34,466	15,865	(15,533)	(31,290)	(988,786)	bags of soybean	July/15 to July/16
	USD	-	(21,943)	(11,379)	10,522	21,086	13,387	US$000	July/15 to sept/15

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

(a)   As of September 30, 2015, the reference for the preparation of the Probable Scenario was the market prices of each one of the reference assets of derivative instruments held by the Company at the reporting period. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the estimated price of these assets. Accordingly,  since the current market price was the reference for the calculation both of the book value of derivatives and the Probable scenario, the result of the latter one is equal  to zero.

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s  loans and receivables. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

												Consolidated
					Amounts in thousands reais R$
		Current			Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
(*) Annual average rates		At September 30, 2015					Decrease	25%	Decrease	50%	Increase	25%	Increase	50%
Operation	Risk	Balance (R$)	Notional	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate

Investment – CDI	CDI	229,100	-	14.13%	3,286	15.56%	(8,914)	11.67%	(17,829)	7.78%	8,914	19.46%	17,829	23.35%
Marketable securities - CDI	CDI	46,587	-	14.13%	668	15.56%	(1,813)	11.67%	(3,625)	7.78%	1,813	19.46%	3,625	23.35%
Investment - USD	USD	11,292	2.843	3.97	(454)	3.81	(2,709)	2.86	(5,419)	1.91	2,709	4.77	5,419	5.72
Total Cash, cash equivalents and MS		286.979	2,843		3.500		(13.436)		(26.873)		13.436		26.873

Financing in TJLP - BNDES	TJLP	(25,402)	-	6.50%	(127)	7.00%	445	5.25%	889	3.50%	(445)	8.75%	(889)	10.50%
FINEM (SELIC) - BNDES	SELIC	(6,594)	-	14.15%	(93)	15.56%	257	11.67%	513	7.78%	(257)	19.46%	(513)	23.35%
Total Financing		(31.996)	-		(220)		702		1.402		(702)		(1.402)

Farm payable	CDI	(20,203)	-	14.13%	(290)	15.56%	786	11.67%	1,572	7.78%	(786)	19.46%	(1,572)	23.35%
Total Acquisitions Payable		(20.203)	-		(290)		786		1.572		(786)		(1.572)

Araucária II	Bags of Soybean	24,469	405.000	77.31	-	77.31	(6,117)	57.98	(12,235)	38.66	6,117	96.64	12,235	115.97
São Pedro	Bags of Soybean	5,774	92.500	66.97	-	66.97	(1,444)	50.23	(2,887)	33.48	1,444	83.71	2,887	100.45
Araucária	Bags of Soybean	3,150	50.325	69.29	-	69.29	(788)	51.97	(1,575)	34.64	788	86.61	1,575	103.93
Cremaq	Bags of Soybean	7,340	120.492	67.84	-	67.84	(1,835)	50.88	(3,670)	33.92	1,835	84.80	3,670	101.76
Total Receivables from sale of farms		40.733	668,317		-		(10.184)		(20.367)		10.184		20.367

Operations with derivatives, net	USD	41,644	27.803	3.97	6,646	3.81	(10,411)	2.86	(20,822)	1.91	10,411	4.77	20,822	5.72
Operations with derivatives, net	Soybean	1,969	(655.410)	9.04	-	9.04	4,450	6.78	8,900	4.52	(4,450)	11.30	(8,900)	13.56
Total Derivatives		43.613	(627,607)		6.646		(5.961)		(11.922)		5.961		11.922

Accounts receivable - Cresca	USD	51,211	12.892	3.97	(2,058)	3.81	(12,288)	2.86	(24,577)	1.91	12,288	4.77	24,577	5.72
Cresud	USD	(610)	(154)	3.97	25	3.81	146	2.86	293	1.91	(146)	4.77	(293)	5.72
Total Related Parties		50,601	12,738		(2,033)		(12,142)		(24,284)		12,142		24,284

b)   Liquidity risk

The prudent management of liquidity risk implies the maintenance of sufficient cash and marketable securities to comply with its financial commitments, due to the mismatch of term or volume between the estimated receivables and payables.

The exceeding cash is mainly invested in our wholly-owned FIM Guardian investment fund, classified as a multi-market investment fund, managed by BTG Pactual S.A. Bank. The fund has a clear investment policy, with limits to risk concentration in the corresponding investments.

The table below shows the Company's financial liabilities by group of maturity based on the remaining period at the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at September 30, 2015 and June 30, 2015 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

Consolidated financial liabilities	Note	Less than one year	From one to two years	From three to five years	Above five years	Total

At September 30, 2015
Trade payables		7,463	-	-	-	7,463
Financial instruments derivatives	6	8,675	-	-	-	8,675
Loans and Financing	13	15,057	14,913	35,792	503	66,265
Payables for purchase of farms	12	20,203	-	-	-	20,203
Transactions with related parties	24	610	-	-	-	610

At June 30, 2015
Trade payables		5,545	-	-	-	5,545
Financial instruments derivatives	6	5,655	1,670	-	-	7,325
Loans and Financing	13	50,900	15,973	14,659	28,547	110,079
Payables for purchase of farms	12	48,840	-	-	-	48,840
Transactions with related parties	24	480	-	-	-	480

4.3. Capital management

According to the following table, the Company presents net debt from loans, acquisitions payable and trade payables and the financial leverage index:

	Consolidated
	09/30/2015	06/30/2015
Total loans and financing (Note 13)	66,265	110,079
Total payables for purchase of farms (Note 12)	20,203	48,840
Total trade accounts payables	7,463	5,545
	93,931	164,464
Less: cash and cash equivalents (Note 5.1)	(124,334)	(75,620)
Less: marketable securities (Note 5.2 e 11)	(156,123)	(274,726)
	(280,457)	(350,346)
Net debt	(186,526)	(185,882)
Total equity	818,261	752,106
Financial leverage	-	-

At September 30, 2015, the Company has no financial leverage. Capital is not managed at the Company’s level, only at consolidated level.

4.4. Hierarchy of fair value and financial instruments by category

The carrying amounts (less impairment) of trade accounts receivable and payable are assumed to approximate their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows at the current market interest rate that is available for similar financial instruments.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

The Company adopted CPC40/IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•   Quoted (unadjusted) prices in active markets for identical assets or liabilities (Level 1).

•   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•   Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

The following table presents the Group’s main assets and liabilities, as well as the level of hierarchy at fair value:

	09/30/2015						06/30/2015
Consolidated – R$ thousand	Note	Loans and financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value Level 2	Loans and financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value Level 2
Assets
Current
Cash equivalents	5.1	134	-	112,494	112,628	112,628	63,060	-	-	63,060	63,060
Marketable securities	5.2	-	108,427	46,169	154,596	154,596	-	69,300	203,958	273,258	273,258
Trade accounts receivable, net	7	23,367	-	-	23,367	23,367	27,816	-	-	27,816	27,816
Receivable from sale of farm, net	7	-	-	27,395	27,395	27,395	-	-	18,212	18,212	18,212
Derivative financial instruments	6	-	-	52,288	52,288	52,288	-	-	13,498	13,498	13,498

Noncurrent
Marketable securities	5.2	1,527	-	-	1,527	1,527	1,468	-	-	1,468	1,468
Trade accounts receivable, net	7	381	-	-	381	381	394	-	-	394	394
Receivable from sale of farm, net	7	-	-	13,337	13,337	13,337	-	-	22,408	22,408	22,408
Derivative financial instruments	6	-	-	-	-	-	-	-	408	408	408
Transactions with related parties	24	51,211	-	-	51,211	51,211	39,060	-	-	39,060	39,060
Total		76,620	108,427	251,683	436,730	436,730	131,798	69,300	258,484	459,582	459,582

	09/30/2015					06/30/2015
Consolidated – R$ thousand	Note	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2
Liabilities
Current
Trade accounts payable		-	7,463	7,463	7,463	-	5,545	5,545	5,545
Loans and financing	13	-	12,260	12,260	12,260	-	47,525	47,525	47,525
Financial lease sugarcane crop - Partnership III (ii)	13	2,797	-	2,797	-	3,375	-	3,375	-
Derivative financial instruments	6	8,675	-	8,675	8,675	5,655	-	5,655	5,655
Payables for purchase of farm	12	-	20,203	20,203	20,203	-	48,840	48,840	48,840
				-				-
Noncurrent				-				-
Loans and financing	13	-	48,185	48,185	48,185	-	54,978	54,978	54,978
Financial lease sugarcane crop - Partnership III	13	3,023	-	3,023	-	4,201	-	4,201	-
Derivative financial instruments	6	-	-	-	-	1,670	-	1,670	1,670
Total		14,495	88,111	102,606	96,786	14,901	156,888	171,789	164,213

i) The carrying amount of loans and financing in the financial statements, approximates the fair value since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

ii) The finance lease is measured at fair value in Level 3.

5.   Cash and cash equivalents and marketable securities

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

5.1.    Cash and cash equivalents

			Company		Consolidated
	CDI*	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Cash and banks	-	11,597	8,947	11,706	12,560
Repurchase agreements	101%	61,914	2,170	63,326	26,302
Bank deposit certificates	101% a 101.50%	-	2,275	49,302	36,758
		73,511	13,392	124,334	75,620

       *Interbank Deposit Certificate

The Company has R$11,252 (R$8,943 at June 30, 2015), in Company and R$ 11,292 (R$8,974 at June 30, 2015) in Consolidated of bank balances denominated in U.S. dollars which does not bear any interest.

5.2     Marketable securities

		Company		Consolidated
	09/30/2015	06/30/2015	09/30/2015	06/30/2015

Exclusive fund shares - FIM GUARDIAN	192,781	87,197	-	-
Non-exclusive investment fund shares	-	-	108,427	69,300
Restricted financial investments (i)	-	-	46,169	203,958
Total current	192,781	87,197	154,596	273,258

Banco do Nordeste (BNB) (ii)	-	-	1,527	1,468
Total noncurrent	-	-	1,527	1,468

Marketable securities	192,781	87,197	156,123	274,726

(i)     Refers to short term investment in connection with the sale of Cremaq Farm, whose release is linked to the fulfillment of certain precedent contractual provisions, of routine nature for the Company’s business.

(ii)   The securities in BNB consist of CDBs provided as collateral for financing from BNB Bank, and should be held up to the end of the contract effectiveness maturing in July 2019.

The Company’s exclusive investment fund managed by Banco Pactual has the following breakdown as at September 30, 2015 and June 30, 2015:

		Consolidated
		09/30/2015	06/30/2015
Public securities (a)		47,725	12,694
Fixed income investment funds ( c)		108,427	69,300
Repurchase agreements		1,778	1,718
Bank deposit certificates		49,302	27,547
Derivatives financial instruments		(2,035)	(3,152)
Other		(235)	(12)
	(b)	204,962	108,095

(a)  Investments in LFT related to margin deposits provided as collateral for derivative transactions contracted by the Fund. In the consolidated financial statements the related amount is presented in caption “Derivative financial instruments” in current assets according to Note 6.

 (b)  At September 30, 2015, the amount of R$204,962 (R$108,095 at June 30, 2015) comprises R$192,781 (R$87,197 at June 30, 2015) invested in Brasilagro and R$12,181 (R$20,898 at June  30, 2015) invested in other companies of the group.

(c) Net balance of provision for withholding income tax on financial investments.

6.    Derivative financial instruments

										09/30/2015
				Company		Consolidated		Total	Volume / Position (Note 4.2)
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Position short (long)	Unit
Currency US$	November 15	BM&F	BM&F	-	-	-	(2,035)	(2,035)	43,750	-	US$
Currency US$	March-16	NDF	Banks	-	(1,102)	-	(1,102)	(1,102)	(2,478)	-	US$
Currency US$	May-16	NDF	Banks	-	(2,370)	-	(2,369)	(2,369)	(11,000)	-	US$
Currency US$	June-16	NDF	Banks	-	(1,014)	-	(1,014)	(1,014)	(2,469)	-	US$
										-
		Current		-	(4,486)	-	(6,520)	(6,520)	27,803	-	US$
		Noncurrent		-	-	-	-	-	-	-	US$
		Total Risk with Currency			(4,486)	-	(6,520)	(6,520)	27,803	-	US$

Soybean CBOT	July-16	Soybean derivatives	Trading Companies/ Banks /CBOT	3,112	(1,963)	3,112	(1,963)	1,149	-	(519,339)	bags
Soybean CBOT	July -16	Options	Trading Companies/ Banks /CBOT	1,013	(192)	1,013	(192)	821	-	(136,071)	bags
									-
		Current		4,125	(2,155)	4,125	(2,155)	1,970	-	(655,410)	bags
		Noncurrent		-	-	-	-	-	-	-	bags
		Total risk with commodities		4,125	(2,155)	4,125	(2,155)	1970	-	(655,410)	bags
								#REF!
		Total risks		4,125	(6,641)	4,125	(8,675)	(4,550)	27,803	(655,410)
								#REF!		#REF!

		Margin value		438	-	48,163	-	48,163		-

			Current	4,563	(6,641)	52,288	(8,675)
			Noncurrent	-	-	-	-
			Net result at September 30, 2015 (Note 20)	8,511	(7,032)	46,084	(7,032)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

									06/30/2015
				Company		Consolidated		Total	Volume / Position (Note 4.2)
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Position short (long)	Unit
Currency US$	August-15	BM&F	BM&F	-	-	-	(424)	(424)	19,000	-	US$
Currency US$	July -15	NDF	Banks	-	-	-	(1,466)	(1,466)	(2,280)	-	US$
Currency US$	August -15	NDF	Banks	-	-	-	(228)	(228)	(700)	-	US$
Currency US$	September-15	NDF	Banks	-	(283)	-	(283)	(283)	1,567	-	US$
Currency US$	July -16	Options	Banks	-	-	-	(1,034)	(1,034)	(4,200)	-	US$

		Current		-	(283)	-	(2,401)	(2,401)	17,587	-	US$
		Noncurrent		-	-	-	(1,034)	(1,034)	(4,200)	-	US$
		Total risk with Currency			(283)	-	(3,435)	(3,435)	13,387	-	US$

Soybean CBOT	July -15	Soybean derivatives	Trading Companies/ Banks /CBOT	-	(1,126)	-	(1,126)	(1,126)	-	(308,429)	bags
Soybean CBOT	June -16	Soybean derivatives	Trading Companies/ Banks /CBOT	-	(1,676)	-	(1,676)	(1,676)	-	(544,286)	bags
Corn CBOT	November -15	Corn derivatives (i)	Trading Companies/ Banks /CBOT	135	(452)	135	(452)	(317)	-	-	bags
Soybean CBOT	July -16	Options	Trading Companies/ Banks /CBOT	408	(636)	408	(636)	(228)	-	(136,071)	bags

		Current		135	(3,254)	135	(3,254)	(3,119)	-	(852,715)	bags
		Noncurrent		408	(636)	408	(636)	(228)	-	(136,071)	bags
		Total risk with commodities		543	(3,890)	543	(3,890)	(3,347)	-	(988,786)	bags

		Total risks		543	(4,173)	543	(7,325)	(6,782)	13,387	(988,786)

		Margin value		669	-	13,363	-	13,363

			Current	804	(3,537)	13,498	(5,655)
			Noncurrent	408	(636)	408	(1,670)
			Net result at September 30, 2014 (Note 20)	4,396	(2,950)	10,440	(2,950)

i)  On 30 June 2015, the operation (position) of corn was settled and financial compensation occurred two days after the settlement.

7.    Trade accounts receivable

	Company		Consolidated
	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Sale of sugarcane	8,098	9,868	8,098	9,868
Sale of grains	15,061	16,137	15,068	17,468
Lease	275	506	275	535
Sale of machinery	792	796	792	811
Sale of farms (b)	-	-	30,395	21,212
	24,226	27,307	54,628	49,894

Allowance for doubtful accounts	(861)	(861)	(3,866)	(3,866)

Total current	23,365	26,446	50,762	46,028
Sale of machinery	381	394	381	394
Sale of farms (b)	-	-	13,337	22,408
Total noncurrent	381	394	13,718	22,802

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

(a)  Aging list of receivables

	Company		Consolidated
	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Falling due:
Up to 30 days	315	7,581	415	9,195
31 to 90 days	15,236	16,339	15,236	21,235
91 to 180 days	46	925	46	954
181 to 360 days	6,512	1,286	33,808	14,160
Over 360 days	381	394	13,718	22,802

Past due:
Up to 30 days	1,198	315	1,198	484
31 to 90 days	58	-	59	-
91 to 180 days	-	6	-	7
181 to 360 days	10	4	15	8
Over 360 days	851	851	3,851	3,851

	24,607	27,701	68,346	72,696

(b)   Changes in receivables from sale of farm, net

Consolidated
At September 30, 2015
At June 30, 2015	40,620
Collection:
Araucária I	(1,875)
Araucária II	(3,630)
Update value	6,303
Unwind of present value adjustment	(686)
Receivable from sale of farm, net	40,732

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

8.       Inventories

	Company		Consolidated
	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Soybean	961	15,642	1,062	15,744
Corn	184	6,182	184	6,182
Other harvests	22	38	22	38
Agricultural products	1,167	21,862	1,268	21,964

Raw materials	14,088	2,952	21,996	5,442
Advance to suppliers	892	931	4,973	4,819
	16,147	25,745	28,237	32,225

The amounts of inventories of agricultural products are disclosed net of the provision, whose changes are presented below:

 8.1  Adjustment to recoverable value of inventories of agricultural products

	Company	Consolidated

At June 30, 2015	(918)	(918)
Reversal of provision of recoverable value of agricultural products, net	765	770
Realization as cost of sale	153	148

At September 30, 2015	-	-

9. Biological assets

	Company		Consolidated
	Current	Noncurrent	Current	Noncurrent
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2015	1,540	29,245	1,624	29,245

Expenditures with plantation	4,273	13	4,905	13
Expenditures with tilling (i)	-	19,713	-	18,623
Fair value variation (i)	(10)	1,952	1,842	3,042
Harvest of agricultural product	(1,985)	(32,957)	(2,088)	(32,957)

At September 30, 2015	3,818	17,966	6,283	17,966

(i)   Consolidated includes elimination of cost of lease between related parties as regards the fair value variation and expenditures with tilling.

The area to be harvested corresponding to biological assets is as follows:

	Consolidated
	Planted Area (Hectares)
	09/30/2015	06/30/2015
Grains	-	1,787
Sugarcane (i)	22,092	27,909
	22,092	29,696

(i) The sugarcane area considered above refers to the total to be collected in all future harvests, considered in the cash flow to calculate the fair value of biological assets. This area includes a total of 4,263 hectares leased from Brenco, according to the agreement signed on May 8, 2015.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

10. Investment properties – noncurrent

						Company
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2015
Total cost	21,009	14,257	81,100	116,365	10,896	127,261
Accumulated depreciation	-	(4,608)	(44,997)	(49,605)	-	(49,605)
Net book balance	21,009	9,649	36,103	66,760	10,896	77,656

At September 30, 2015
Opening balance	21,009	9,649	36,103	66,760	10,896	77,656
Acquisitions	-	7	-	7	285	292
Disposals	-	-	-	-	(12)	(12)
Transfers	-	10,818	-	10,818	(10,818)	-
(-) Depreciation / amortization	-	(115)	(1,468)	(1,583)	-	(1,583)
Net book balance	21,009	20,359	34,635	76,002	351	76,353

At September 30, 2015
Total cost	21,009	25,082	81,100	127,190	351	127,541
Accumulated depreciation	-	(4,723)	(46,465)	(51,188)	-	(51,188)
Net book balance	21,009	20,359	34,635	76,002	351	76,353
						Consolidated
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2015
Total cost	202,447	18,234	125,067	345,748	11,071	356,819
Accumulated depreciation	-	(5,150)	(63,322)	(68,472)	-	(68,472)
Net book balance	202,447	13,084	61,745	277,276	11,071	288,347

At September 30, 2015
Opening balance	202,447	13,084	61,745	277,276	11,071	288,347
Acquisitions	469	7	-	476	285	761
Disposals	-	-	-	-	(12)	(12)
Transfers	-	10,818	-	10,818	(10,818)	-
(-) Depreciation / amortization	-	(157)	(2,638)	(2,795)	-	(2,795)
Net book balance	202,916	23,752	59,107	285,775	526	286,301

At September 30, 2015
Total cost	202,916	29,059	125,067	357,042	526	357,568
Accumulated depreciation	-	(5,307)	(65,960)	(71,267)	-	(71,267)
Net book balance	202,916	23,752	59,107	285,775	526	286,301

(i)             Disposals for the year ended June 30, 2015 consist mainly of the sale of Cremaq Farm, of which R$35,790 relates to the land and R$26,392 relates to disposal of improvements and opening of areas.

Four farms owned by the Company are held as guarantee for loans and financing according to Note 13.

11. Investments

	Thousands of shares or units held by the Company		Interest in total capital - %		Total assets		Total liabilities		Adjusted equity		Adjusted profit (loss) for the period
	09/30/2015	06/30/2015	09/30/2015	06/30/2015	09/30/2015	06/30/2015	09/30/2015	06/30/2015	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Subsidiaries:
Araucária	85,451	85,451	99.99	99.99	91,726	92,251	3,469	3,726	88,257	88,525	5,032	12,223
Cremaq	40,361	40,361	99.99	99.99	55,210	233,069	11,015	191,848	44,195	41,221	2,974	185,088
Engenho de Maracaju	10	10	99.99	99.99	8	8	-	-	8	8	-	(2)
Imobiliária Jaborandi	36,183	36,183	99.99	99.99	42,497	41,603	1,693	1,350	40,804	40,253	551	1,295
Jaborandi Ltda	49,292	49,292	99.99	99.99	80,013	94,404	60,091	75,654	19,922	18,750	1,172	(5,963)
Cajueiro	59,219	59,219	99.99	99.99	62,911	61,958	770	566	62,141	61,392	749	1,308
Mogno	6,774	6,774	99.99	99.99	34,136	33,671	29,818	29,302	4,318	4,369	(51)	(1,742)
Ceibo	8,076	8,076	99.99	99.99	-	1	320	318	(320)	(317)	(3)	(4,318)
Flamboyant	825	825	99.99	99.99	645	646	-	-	645	646	(1)	(4)
Investment at cost:
Joint Venture
Cresca *	-	-	50.00	50.00	180,643	143,929	54,895	44,200	125,748	99,729	(1,747)	(4,355)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

* The total amounts of assets, liabilities, equity (at fair value on the acquisition date adjusted up to September 30, 2015) and loss for the period are stated proportionally to the interest held in Cresca.

a)      Change in investments

	Subsidiaries	Cresca	Total
At June 30, 2015	254,847	99,729	354,576

Dividends	(5,300)	-	(5,300)
Future capital contributions	27,767	-	27,767
Equity pick-up	10,423	(1,747)	8,676
Effect from currency translation adjustment	-	27,766	27,766

Changes in balance at September 30, 2015	287,737	125,748	413,485

Investments	259,970	125,748	385,718
Advance for future capital increase	27,767	-	27,767
At September 30, 2015	287,737	125,748	413,485

b)      Interest in Joint Venture

Cresca’s summarized financial information, based on the financial statements prepared in accordance with IFRS as of September 30, 2015 and the reconciliation with the book value of the investment in the consolidated financial statements considering the fair value adjustments on the acquisition date are presented below:

	09/30/2015	06/30/2015
Assets	361,285	287,857
Current	40,754	24,090
Cash and cash equivalents	2,208	471
Accounts receivable, inventories and other receivables	38,275	23,407
Bargain contract of purchase of land	271	212

Noncurrent	320,531	263,767
Accounts receivable	0	14,008
Investment properties	319,061	248,523
Other noncurrent	1,470	1,236

Liabilities	109,789	88,399
Current
Trade payables, taxes and loans	18,389	18,448
Noncurrent
Taxes and loans	91,400	69,951
Total net assets	251,496	199,458
Company’s interest in Cresca	50%	50%
Company’s interest in net assets at estimated fair value	125,748	99,729

	July 1, 2015 to September 30, 2015	July 1, 2014 to September 30, 2014
Revenue	3,252	33,646
Cost of products sold	(2,901)	(22,788)
Selling expenses	(416)	(1,053)
Administrative expenses	(678)	(603)
Other revenue/expenses	(23)	10
Financial expenses, net	(2,886)	(2,850)
Profit (loss) before taxes on profit	(3,652)	6,362
Income and social contribution taxes	-	(1,250)
Profit (loss) for the period	(3,652)	5,112
Company’s interest	(1,826)	2,556
Write-off of appreciation on sale of farm	-	(3,437)
Amortization of fair value adjustment at the acquisition date (shareholders’ loans)	79	78
Equity pick-up	(1,747)	(803)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

12. Payables for purchase of farms

		Company		Consolidated
	Index	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Alto Taquari Farm (a)	*100% of CDI	-	-	-	29,023
Nova Buriti Farm	**IGP-M	20,203	19,817	20,203	19,817
		20,203	19,817	20,203	48,840

References:

*CDI – Interbank Deposit Certificate Rate

**IGP-M – Market General Price Index

(a) On September 17, 2015 the deed of  Alto Taquari farm was drafted and as a consequence the full payment of the farm at the same date in the amount of R$27,395. Upon the negotiation, the Company accepted to bookkeep the farm even with some unfulfilled requirements and the seller granted a discount of R$2,264, in contra entry, the Company assumed the seller’s obligations, thus setting up a provision for expenses related to the environmental regulation process estimated at R$1,239 recorded in the caption “Other liabilities”.

The payments related to the purchase of farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses.

13. Loans and financing

				Company		Consolidated
	Financial institution	Maturity	Annual interest and charges - %	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Current
Financing for agricultural costs	BNB	Aug-15	7.51 to 15.12	-	15,040	-	25,595
Bahia Project Financing	BNB, Itaú and HSBC	Sept-16	TJLP + 3.45 and 4.45 SELIC + 3.45. Pre 4.00 to 8.50	1,584	382	11,586	9,469
Working Capital Financing	Santander	Sept -15	83.48% CDI	-	5,066	-	5,066
Working Capital Financing (USD) (a)	Santander	Sept -15	1.6905	-	4,832	-	4,832
Financing of Machinery and Equipment - FINAME	Itaú	Sept -16	TJLP + 5.50 to 8.70	667	943	667	943
Financing of sugarcane	Itaú and Santander	Aug -16	TJLP + 3.00 to 4.40	7	1,620	7	1,620
Financial lease sugarcane crop - Partnership III	Brenco	Sept -16	6.92%	2,797	3,375	2,797	3,375
				5,055	31,258	15,057	50,900

Noncurrent
Financing of sugarcane	Itaú and Santander	Feb-20	TJLP + 3.00 to 4.40	1,711	1,716	1,711	1,716
Financing of Machinery and Equipment - FINAME	Itaú	Nov-16	TJLP + 5.50 to 8.70	16	113	16	113
Bahia Project Financing	BNB, Itaú and HSBC	Oct-20	TJLP + 3.45 and 4.45 SELIC + 3.45. Pre 4.00 to 8.50	8,376	9,612	46,458	53,149
Financial lease sugarcane crop - Partnership III	Brenco	Nov-18	6.92%	3,023	4,201	3,023	4,201
				13,126	15,642	51,208	59,179
				18,181	46,900	66,265	110,079

References:

*TJLP - Long Term Interest Rate

**FINAME - Financing of Machinery and Equipment (BNDES)

         ***BNB - Banco do Nordeste

  (a)    Financing acquired in U.S. dollars and stated in reais

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

Changes in loans and financing during the quarter ended September 30, 2015 are as follows:

							Company
At June 30, 2015	Beginning balance	Proceeds	Payment of principal	Payment of interest	Interest accrued	Foreign exchange variation	Present value adjustment	Final balance
Financing for agricultural costs	15,040	-	(13,944)	(1,190)	94	-	-	-
Bahia Project Financing (a)	9,994	-	-	(134)	100	-	-	9,960
Working Capital Financing	5,066	-	(5,371)	-	305	-	-	-
Working Capital Financing (USD)	4,832	-	(6,042)	-	129	1,081	-	-
Financing of Machinery and Equipment - FINAME	1,056	-	(365)	(23)	15	-	-	683
Financing of sugarcane	3,336	-	(1,492)	(167)	41	-	-	1,718
Financial lease sugarcane crop - Partnership III	7,576	-	(1,779)	-	-	-	23	5,820
At September 30, 2015	46,900	-	(28,993)	(1,514)	684	1,081	23	18,181

							Consolidated
At June 30, 2015	Beginning balance	Proceeds	Payment of principal	Payment of interest	Interest accrued	Foreign exchange variation	Present value adjustment	Final balance
Financing for agricultural costs	25,595	-	(23,734)	(2,021)	160	-	-	-
Bahia Project Financing (a)	62,618	-	(3,805)	(2,088)	1,319	-	-	58,044
Working Capital Financing	5,066	-	(5,000)	(371)	305	-	-	-
Working Capital Financing (USD)	4,832	-	(5,991)	(51)	129	1,081	-	-
Financing of Machinery and Equipment - FINAME	1,056	-	(365)	(23)	15	-	-	683
Financing of sugarcane	3,336	-	(1,492)	(167)	41	-	-	1,718
Financial lease sugarcane crop - Partnership III	7,576	-	(1,779)	-	-	-	23	5,820
At September 30, 2015	110,079	-	(42,166)	(4,721)	1,969	1,081	23	66,265

(a)   Financing to obtain resources for opening of areas and improvements in Jatobá and Chaparral farms.

14. Income and social contribution taxes

   14.1 – Deferred taxes

The breakdown of deferred income and social contribution tax assets and liabilities at September 30, 2015 and June 30, 2015 is as follows:

	Company		Consolidated
	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Assets
Noncurrent
Tax loss carryforwards	20,874	29,061	38,177	46,950
Contingency, provision for bad debts and bonuses	3,737	4,261	6,290	6,794
Hedge	856	1,234	856	1,234
Provision for contracts for valuable consideration, loss on sale of PPE – useful life	293	400	341	448
Difference in the cost of farms	170	170	170	170
	25,930	35,126	45,834	55,596
Liabilities
Noncurrent
Biological assets	1,032	1,058	1,013	1,039
Hedge	1,186	1,478	1,323	1,607
Provision of residual value and useful life of PPE assets	7,989	8,582	9,250	9,813
Accelerated depreciation of assets for rural activity	10,207	11,118	11,586	12,459

Net balance	15,723	24,008	34,248	43,137

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

a)     The net changes in deferred income and social contribution taxes are as follows:

	Company	Consolidated
At June 30, 2015	24,008	43,137
Tax loss carryforwards	(8,187)	(8,773)
Biological assets and agricultural products	26	26
Contingency, provision for bad debts and fair value	(524)	(504)
Hedge	(378)	(378)
Provision for contracts for valuable consideration	(107)	(107)
Accelerated depreciation	885	847
At September 30, 2015	15,723	34,248

b)    The estimated years of realization of deferred tax assets are as follows:

	09/30/2015
	Company	Consolidated
2016	2,781	2,781
2017	2,407	2,407
2018	3,120	3,121
2019	4,660	4,702
2020	6,739	10,712
2021 to 2025	6,223	22,111
	25,930	45,834

   14.2 – Income and social contribution expenses

	Company		Consolidated
	09/30/2015	30/09/2014	09/30/2015	30/09/2014

Income before income and social contribution taxes	63,641	2,982	66,486	3,525
Combined nominal rate of income tax and social contribution taxes-%	34%	34%	34%	34%
	(21,638)	(1,014)	(22,605)	(1,199)
Equity pick up/loss from investments
Management bonus	2,950	(371)	(594)	(273)
Net effect of subsidiaries taxed whose profit is computed as a percentage of gross revenue(*)	(316)	(176)	(316)	(176)
	-	-	1,666	(457)
Other permanent additions	(160)	161	(160)	162
Income and social contribution taxes for the period	(19,164)	(1,400)	(22,009)	(1,943)

Current	(10,879)	-	(13,120)	(408)
Deferred	(8,285)	(1,400)	(8,889)	(1,535)
	(19,164)	(1,400)	(22,009)	(1,943)
Effective rate	-30%	-47%	-33%	-55%

(*)    For some of our subsidiaries, income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue “lucro-presumido”, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% from sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries at a rate lower than if taxable profit were based on accounting records.

15. Equity

a)      Capital (number of shares)

	Number of shares
Shareholder	09/30/2015	06/30/2015
Cresud S.A.C.I.F.Y.A.	23,150,050	23,150,050
Board of Directors	6,562,500	6,562,500
Executive Board	4,100	4,100
Officers	6,566,600	6,566,600
Treasury	566,700	20,000
Other	27,943,250	28,489,950
Total shares of paid up capital	58,226,600	58,226,600
Total outstanding shares	27,943,250	28,489,950
Outstanding shares as percentage of total shares(%)	48	49

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

At September 30, 2015, the Company’s subscribed and paid-up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, by resolution of the Board of Directors.

b)    Stock option plan

On August 11, 2015 the first grant of the stock options plan was exercised, as presented in Note 19.

c)    Equity valuation adjustment

In the three-month period ended September 30, 2015, the effects from exchange rate variation arising from the translation of Cresca’s financial statements in the period amounted to R$27,766 (R$7,359 at September 30, 2014),  and the accumulated effect at September 30, 2015, was R$64,034 (R$15,762 at September 30, 2014).

d)    Treasury shares

	Number of shares	Cost/R$	Market value
Balance at 09/30/2015	566,700	6,312	6,353

On June 25, 2015, the Board of Directors approved the plan to repurchase common shares issued to be held in treasury and later disposal or cancellation with no capital decrease. According to this buyback program, the Company may repurchase up to 3,491,550 common shares issued by the Company outstanding in the market according to Minutes of the Board of Directors meeting held on September 03, 2015.

The Company’s capital of R$584,224 had no changes due to the cancellation of shares, but shall be divided by the 57,659,900 (fifty-seven million six hundred and fifty-nine thousand and nine hundred) remaining common shares.

16. Segment information

The segment information is presented consistently with the internal report provided by the main operating decision maker, that is the Executive Board, responsible for allocating resources, assessing the performance of the operating segments, and for making the Company’s strategic decisions.

The segment information is based on information used by BrasilAgro Executive Board to assess the performance of the operating segments and to make decisions on the investment of funds. The Company has four segments, namely: (i) grains, (ii) sugarcane, (iii) real estate and (iv) other. The operating assets related to these segments are located only in Brazil. The main activity of the grains segment is the production and sale of soybean and corn.

The Sugarcane segment includes the sale of the raw product.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

The selected P&L, assets and liabilities information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

											Consolidated
					09/30/2015						09/30/2014

	Total	Real Estate	Agricultural activity			Not Allocated	Total	Real Estate	Agricultural activity			Not Allocated
			Grains	Sugarcane	Other				Grains	Sugarcane	Other

Net revenue	61,575	-	26,107	34,398	1,070	-	50,709	-	24,188	25,318	1,203	-
Change in fair value of biological assets and agricultural products	4,884	-	1,902	3,042	(60)	-	7,774	-	2,807	4,984	(17)	-
(Impairment) reversal of impairment of net realizable value of agricultural products after harvest, net	770	-	770	-	-	-	(1,973)	-	(1,970)	-	(3)	-
Cost of sales	(54,698)	-	(23,544)	(30,322)	(832)	-	(48,556)	-	(23,368)	(24,232)	(956)	-
Gross profit	12,531	-	5,235	7,118	178	-	7,954	-	1,657	6,070	227	-

Operating income (expenses)								-	-	-	-	-
Selling expenses	(626)	-	(589)	-	(37)	-	(848)	(45)	125	-	(928)	-
General and administrative expenses	(7,091)	-	-	-	-	(7,091)	(7,076)	-	-	-	-	(7,076)
Other operating income (expenses), net	(85)	-	-	-	-	(85)	(1,343)	-	-	-	-	(1,343)
Equity pick up (i)	(1,747)	-	-	-	-	(1,747)	(803)	-	-	-	-	(803)

Operating income (expenses)	2,982	-	4,646	7,118	141	(8,923)	(2,116)	(45)	1,782	6,070	(701)	(9,222)

Financial income (expenses), net
Financial income	80,902	54,319	7,192	-	-	19,391	30,670	768	1,113	-	-	28,789
Financial expenses	(17,398)	(5,465)	(2,242)	-	-	(9,691)	(25,029)	(21)	(1,526)	-	-	(23,482)

Profit (loss) before income and social contribution taxes	66,486	48,854	9,596	7,118	141	777	3,525	702	1,369	6,070	(701)	(3,915)

Income and social contribution taxes	(22,009)	(16,610)	(3,263)	(2,420)	(48)	332	(1,943)	(239)	(465)	(2,064)	238	587

Profit (loss) for the year	44,477	32,244	6,333	4,698	93	1,109	1,582	463	904	4,006	(463)	(3,328)

					09/30/2015						06/30/2015
Total assets	1,002,152	593,843	25,992	31,058	914	350,345(ii)	1,017,840	532,925	44,414	44,106	1,190	395,205(ii)
Total liabilities	183,891	31,805	-	52,952	-	99,134	265,734	111,458	25,595	10,912	-	117,769

(i) Refers to equity pickup on Cresca Joint Venture. See Note 11.

(ii)Includes investment on Cresca Joint Venture. See Note 11.

17. Revenues

	Company		Consolidated
	09/30/2015	09/30/2014	09/30/2015	09/30/2014

Sales of grains	27,919	22,608	27,840	25,758
Sales of sugarcane	35,285	26,002	35,285	26,002
Lease	213	352	1,249	386
Other revenue	1,213	1,177	1,213	1,178
Gross operating revenue	64,630	50,139	65,587	53,324
Sales deductions

Taxes on sales	(3,328)	(2,308)	(4,012)	(2,615)

Net sales revenue	61,302	47,831	61,575	50,709

18. Expenses by nature

	Company				Consolidated

	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total

Depreciation and amortization	5,779	-	213	5,992	5,780	-	213	5,993
Personnel expenses	2,399	-	5,013	7,412	2,400	-	5,013	7,413
Expenses with services provision	18,136	-	419	18,555	18,178	-	431	18,609
Lease and rentals in general	5,377	-	238	5,615	1	-	238	239
Cost of agricultural products	21,943	-	-	21,943	27,390	-	-	27,390
Freight and storage	-	585	-	585	-	626	-	626
Maintenance, travel expenses and other	949	-	975	1,924	949	-	1,196	2,145
At September 30, 2015	54,583	585	6,858	62,026	54,698	626	7,091	62,415

Depreciation and amortization	6,221	-	336	6,557	6,282	-	336	6,618
Personnel expenses	2,172	-	4,401	6,573	2,276	-	4,401	6,677
Expenses with services provider	13,757	-	906	14,663	14,425	-	914	15,339
Lease (i)	3,031	-	232	3,263	2	-	232	234
Cost of agricultural products	20.161	-	-	20,161	24,462	-	-	24,462
Freight and storage	-	515	-	515	-	518	-	518
Allowance for doubtful accounts	-	858	-	858	-	864	-	864
Contracts for valuable consideration	-	(579)	-	(579)	-	(579)	-	(579)
Sale of farm	-	-	-	-	-	45	-	45
Maintenance, travel expenses and other	1.055	-	873	1,928	1,109	-	1,193	2,302

At September 30, 2014	46,397	794	6,748	53,939	48,556	848	7,076	56,480

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

19.     Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses”, as follows:

	Consolidated

	09/30/2015	30/09/2014
Board of directors and executive board compensation	724	485
Bonus	931	517
Global compensation	1,655	1,002

Grant of shares	-	82
	1,655	1,084

The global compensation of the Company’s officers and members of the Board of Directors, for the year ending June 30, 2016 in the amount of R$ 11,000, was approved at the Annual General Meeting held on October 28, 2015.

Stock option plan

The table below presents the information on the Plan and assumptions used for valuation:

	Second grant	Third grant
Date of issuance	03/07/2012	04/09/2012
Exercise price (R$/share)	8.25	8.52
Quoted market price on grant date (R$/share)	7.69	8.50
Quoted market price at end of year	11.21	11.21
Risk-free interest rate %	9.37	9.12
Contractual period for exercise	5 years	5 years
Expected dividend yield %	0.50	0.50
Volatility of shares in the market - %	41.62	40.50
Number of outstanding options	206,425	206,425
Number of options to be exercised	206,425	206,425
Estimated fair value on the grant date (R$/share)	3.60	4.08

On August 11, 2015, the beneficiaries sent to the Company notice of exercise of the total stock options granted in the scope of the First Program, totaling 233,689 stock options, for an exercise price of R$ 8.97 per share, corresponding to the total amount of R$2,096.

Due to the notice of exercise of the stock options by the beneficiaries, the Company shall transfer to them the number of shares equivalent to the number of options informed, as the case may be, being certain that the shares to be transferred by the Company are, currently, in treasury. In return, the beneficiaries shall pay the exercise price in cash after the transfer of the shares.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

       The other information on this note in the Financial Statements for June 30, 2015, issued on September 03, 2015 did not have significant changes.

20. Financial income (expenses)

		Company		Consolidated
	Notes	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Financial Income
Interest on marketable securities		42,292	8,933	11,251	3,223
Interest on receivables		1,134	1,282	1,198	1,291
Foreign exchange variation		13,757	3,487	13,766	3,486
Gain on remeasurement of receivables from sale of farms and machinery (i)		-	865	8,603	12,230
Realized profit from derivative transactions	6	1,023	1,365	38,596	7,409
Unrealized profit from derivative transactions	6	7,488	3,031	7,488	3,031
		65,694	18,963	80,902	30,670
Financial Expenses
Marketable securities charges		(2,067)	(1,384)	(2,190)	-
Bank charges		(24)	(87)	(227)	(246)
Interest accrued		(1,102)	(3,273)	(2,388)	(4,267)
Monetary variation		-	-	(666)	(688)
Foreign exchange variation		(1,595)	(3,428)	(1,728)	(3,428)
Loss on remeasurement of receivables from sale of farms and machinery (i)		(40)	-	(3,167)	(13,450)
Realized loss from derivative transactions	6	(657)	(582)	(657)	(582)
Unrealized loss from derivative transactions	6	(6,375)	(2,368)	(6,375)	(2,368)
		(11,860)	(11,122)	(17,398)	(25,029)

Financial income (expense), net		53,834	7,841	63,504	5,641

(i) The amounts are presented net on the statement of cash flows.

21. Earnings per share

		Consolidated
	09/30/2015	30/09/2014
Profit attributable to equity holders of the parent	44,477	1,582
Weighted average number of common shares issued (thousands)	57,897	58,422
Effect from dilution – shares	270	-
Weighted average number of common shares issued adjusted by the dilution effect	58,167	58,422
Basic earnings per share	0.77	0.03
Diluted earnings per share	0.76	0.03

22. Provision for legal claims

a)    Probable risks

		Company				Consolidated
	Labor	Tax	Total	Labor	Tax	Total
At June 30, 2015	377	3,173	3,550	511	3,173	3,684
Additions	78	909	987	109	909	1,018
Monetary restatement	16	79	95	19	79	98
Reversal/payments	(31)	(46)	(77)	(31)	(46)	(77)
At September 30, 2015	440	4,115	4,555	608	4,115	4,723

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

b)    Possible risks

	Company			Consolidated
	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Civil	9,882	8,606	13,862	13,129
Tax	8,436	9,275	8,436	9,275
Labor	651	808	651	808
Environmental	279	279	279	279
	19,248	18,968	23,228	23,491

c)    Judicial deposits

	Company		Consolidated
	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Labor	313	328	449	328
Tax	889	864	889	864
Environmental	4,594	4,507	4,594	4,507
Civil	113	112	113	112
	5,909	5,811	6,045	5,811

At September 30, 2015, there were no provisions for new judicial claims in relation to those disclosed in the annual financial statements for June 30, 2015.

23. Commitments

a)     Contract for grains supply

         At September 30, 2015 there are commitments signed for 14 tons of soybean.

  Corn is sold as powder and the price is established in reais upon the sale. At September 30, 2015, there  are commitments signed for 958 tons of corn.

b)      Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

As determined by the São Paulo Council  of Sugarcane, Sugar and Alcohol Producers (CONSECANA), for the year ended September 30, 2015, sales of sugarcane production amounted to R$34.4 million, representing 57% of total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of the sugarcane production in the long term.

Consolidated
09/30/2015	09/30/2014
35,285	26,002

Exclusive gross billing of sugarcane to the company Brenco Companhia Brasileira de Energia Renovável

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

The table above shows the amounts corresponding to 513,644 tons of sugarcane delivered in the current year up to September  30, 2015, and 377,111 tons of sugarcane delivered up to September  30, 2014. The price of sugarcane ton delivered was calculated on Total Sugar Recoverable (ATR) assessed on the sales date. There is a future balance of sugarcane to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

c)   Lease agreement - Partnership (II)

	Consolidated
	09/30/2015	09/30/2014
Lease agreement	1,537	725

According to such agreement, the minimum quantity to be paid in the long term would correspond to 539,078 bags, of which 59,898 bags of soybean in up to one year,  299,488 bags of soybean from one to five years and 179,693 bags of soybean with more than five years up to the end of the agreement .

d)   Sugarcane agricultural partnership agreement

On May 8, 2015, the Company executed three agreements with Brenco Companhia Brasileira de Energia Renovável.

A rural sub partnership agreement was entered into to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The sub partnership starts on the date of execution and is to end by  March 31, 2026. The areas shall be used for plantation  of sugarcane crops and cannot exceed the duration of the agreement. This partnership contract meets the definition of operating lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco Companhia Brasileira de Energia Renovável, located near the farms, during the harvesting period. The quantity to be paid during the effectiveness of the agreement shall be established in tons per hectare and varies according to the area being explored. According to this contract the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons from one to five years and 355,046 tons for a period longer than five years up to the end of the agreement.

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which BrasilAgro acquired the sugarcane crops planted by Brenco Companhia Brasileira de Energia Renovável in the properties addressed by the sub partnership agreement described above. Such agreement contract meets the definition of financial lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco Companhia Brasileira de Energia Renovável during the harvest period of the product. According to this contract the quantity to be paid in the long term corresponds to 99,067 tons of sugarcane, of which 45,125 tons in up to one year and, 55,942 tons from one to five years.

	Consolidated
	September 30, 2015	September 30, 2014
Financial lease (sugarcane crop)	5,820	0

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

The third agreement regulates the exclusive supply to Brenco Companhia Brasileira de Energia Renovável of the total sugarcane production in the properties included in the sub partnership agreement, for  two crop cycles. One cycle shall be effective until the depletion of the already existing sugarcane crops and another cycle for the sugarcane to be planted by BrasilAgro.

24. Transactions with related parties

a)    Breakdown of balances with related parties

The major asset and liability balances and those which affected P&L for the year arise from transactions between the Company and its subsidiaries, considering the related types of transactions, as follows:

	Company			Consolidated
	09/30/2015	06/30/2015	09/30/2015	06/30/2015
Current assets
Accounts receivable- rentals and sharing receivable (i)	350	518	-	-
Dividends receivable (ii)	4,527	166,191	-	-
Cresud (iii)	984	898	941	856
Other (iv)	-	2,299	-	-
	5,861	169,906	941	856

Noncurrent assets
Cresca (v)	51,211	39,060	51,211	39,060

Current liabilities - trade accounts payable
Leasing payable (vi)	6,097	4,295	-	-
Cresud (iii)	610	480	610	480
Other	-	1,306	-	-
	6,707	6,081	610	480

	Company		Consolidated
	09/30/2015	09/30/2014	09/30/2015	09/30/2014
Statement of Operations
Lease
Imobiliária Cremaq (vi)	-	(720)	-	-
Imobiliária Araucária (vi)	(693)	(473)	-	-
Imobiliária Cajueiro (vi)	(954)	(377)	-	-
Imobiliária Mogno (vi)	(397)	(384)	-	-
	(2,044)	(1,954)	-	-
Sharing
Jaborandi Ltda (i)	-	19	-	-
Jaborandi S/A (i)	181	124	-	-
Imobiliária Cremaq (i)	14	12	-	-
Imobiliária Araucária (i)	14	12	-	-
Imobiliária Mogno (i)	14	12	-	-
Imobiliária Cajueiro (i)	14	12	-	-
Imobiliária Flamboyant (i)	-	3	-	-
	237	194	-	-

Cresud	-	(2,348)	-	(2,348)
Futures and options	-	(47)	-	(47)
	(1,807)	(4,155)	-	(2,395)

(i)         Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estate agencies and Jaborandi Ltda. and charges for rental and service provision agreed upon by and between the parties;

(ii)        Dividends received in the amount of R$ 161,664 from Imobiliária Cremaq real estate agency;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information

September 30, 2015

(In thousands of reais, unless stated otherwise)

(iii)       Expenses and revenue related to Due Diligence of new acquisitions and implementation of the   budget  and controls system and reimbursement of general expenses;

(iv)       Indemnity receivable from Imobiliária Cremaq for breach of lease agreement due to the sale of Cremaq farm;

(v)        Accounts receivable from Cresca for assumption of financing from the company Helmir – R$34,147, maturity at 12/31/2016 restated on the foreign exchange variation (US$) and interest of 12% p.a.; and intercompany loan receivable from Cresca granted on 12/23/2013 in the amount of R$ 4,913, with interest of 12% p.a. and indefinite maturity.

(vi)      Leases - The real estate agencies entered into lease agreements with the Company on the restatement assumption of the  price of soybean quoted in an active market;

b)    Distribution of dividends with related parties

At September 30, 2015 the Company’s balance of dividends payable amounts to R$40,358, of which R$16,036 corresponds to 39.76% stake of its shareholder Cresud S.A.

25. Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for vehicles and machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or liabilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no need for other types of insurance due to low likelihood of risks.

Below is the table of the liabilities covered by insurance and the related amounts at September 30, 2015:

Insurance type	Coverage - R$

Vehicles	1,694
Civil liability (D&O)	30,000
Civil, professional and general liability	5,000
Machinery	2,184
Fire/lightning/explosion/electrical damage (office)	600
39,478

Given their nature, the assumptions adopted are not part of the scope of the audit of the financial statements. As a consequence, they were not audited by our independent auditors.

26. Subsequent events

Stock Options

On October 27, 2015, 233,689 shares held in treasury by the Company were transferred to the beneficiaries due to the exercise, in its totality, of the stock options granted in the amount of R$2,096.

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November 23, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer